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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



Application/Declaration                             CERTIFICATE PURSUANT TO RULE
of Energy East Corporation                          24 UNDER THE PUBLIC UTILITY
on Form U-1 File No. 70-10070                       HOLDING COMPANY ACT OF 1935



         Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Energy East Corporation ("Energy East") certifies that, as described in the Application/Declaration on Form U-1 in File No. 70-10070 (the "Application"), which was allowed to become effective by order of the Commission in Pubic Utility Holding Company Act Release No. 35-27556 (July 30, 2002) (the "Order"), on July 31, 2002 Vermont Yankee Nuclear Power Corporation and Entergy Nuclear Vermont Yankee, LLC consummated the transaction contemplated by the Purchase and Sale Agreement dated as of August 15, 2001. Energy East further certifies that such transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the Order. Attached hereto as Exhibit F-2 are the "past tense" opinions of counsel to Energy East and Vermont Yankee Nuclear Power Corporation.



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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ENERGY EAST CORPORATION

                                        By /s/ Robert D. Kump
                                           -------------------------------------
                                           Name: Robert D. Kump
                                           Title: Vice President, Treasurer &
                                                  Secretary



                                        VERMONT YANKEE NUCLEAR POWER CORPORATION

                                        By /s/ Bruce W. Wiggett
                                           -------------------------------------
                                           Name: Bruce W. Wiggett
                                           Title: Senior Vice President of
                                                  Finance and Administration


Dated:  August 5, 2002



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